

OFFERING MEMORANDUM
PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C) – AUGUST 21, 2017

LOGIC PRODUCT GROUP LLC
100 WILLOUGHBY STREET, SUITE 4H
BROOKLYN, NEW YORK 11201
logicproducts.com

UP TO $850,000 OF SERIES SEED PREFERRED UNITS

Logic Product Group LLC ("LPG," "the Company," "we," or "us"), is offering up to $850,000 worth of "Series Seed Preferred Units" of the Company. The minimum target under this Regulation Crowdfunding offering is $25,000 (the "Target Amount"). This offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $850,000 by October 16, 2017. The Company is making concurrent offerings under both Regulation Crowdfunding and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 by October 16, 2017 under the Regulation Crowdfunding offering and a total of $200,000 under the Combined Offerings (the "Closing Amount") by October 16, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $850,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Target Amount prior to October 16, 2017, the Company may conduct the first of multiple closings, provided that the offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are

based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THE COMPANY AND ITS BUSINESS

The Company's business

Logic Product Group LLC is a Delaware limited liability company, originally organized on September 22, 2010. The Company was organized to manufacture and sell natural products manufactured in the United States of America, which consist of four interconnected brands targeted towards mothers, who are principal purchasers for families and households. These "Logic" brands consist of formulations which the Company believes offer safe and eco-friendly ways to keep families, pets and homes naturally clean. The four brands include: (a) TOTLOGIC: natural, gentle sulfate free body, bath and hair care for babies and kids; (b) LICELOGIC: proprietary natural lice prevention and treatment products; (c) NATURAL HOMELOGIC: natural, household cleaners for the home; and (d) BARKLOGIC: natural grooming and clean-up products for dogs or all breeds and sizes, including puppies. Our business model is to become the natural and dependable family brand of choice, for consumers in North America and worldwide, spanning various product categories. Logic Product Group LLC has focused its product distribution through e-commerce marketplaces, rather than brick and mortar distributors. While the Company does have existing brick and mortar distribution relationships and is open to establishing other such relationships, its business decision to focus on e-commerce distribution has effectively reduced risks associated with traditional retail, eliminated the "middleman" and helps the Company work toward a range of blended gross margins.   Additionally, the e-commerce focus permits the Company to establish a direct relationship with consumers, learn more about its customers and control its brand and have a national distribution footprint without traditional inventory constraints associated with brick and mortar retail.

Further information about the Company and its business appears on the Company's profile page on SeedInvest under https://www.seedinvest.com/logic.products/series.a and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

Due diligence

Due diligence by CrowdCheck, Inc.



THE TEAM

Board of Directors, Officers and key employees

This table shows the principal people on our team:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Board of Directors:				
Jill Taft	Founder; Manager; Board Member	50	Manager: September 22, 2010; Board Member: August 2017	Yes
Joel Roodman	Manager; Board Member	57	Manager: September 22, 2010; Board Member: August 2017	Yes
M. Jay Walkingshaw	Manager; Board Member	68	Manager: September 22, 2010; August 2017	No
Officers:				
Jill Taft	President/ CEO, Founder; Manager	50	Manager: September 22, 2010; President/CEO: August 2017	Yes
Joel Roodman	Executive Vice President; Manager	57	Manager: September 22, 2010; Executive Vice President: August 2017	Yes
M. Jay Walkingshaw	Executive Vice President - Chief Financial Officer; Manager	68	Manager: September 22, 2010; Executive Vice President: August 2017	No
Significant Employees:				
Jill Taft	President/ Founder; Manager	50	Since September 22, 2010	Yes
Joel Roodman	Executive Vice President; Manager	57	Since September 22, 2010	Yes
M. Jay Walkingshaw	Executive Vice President - Chief Financial Officer; Manager	68	Manager: September 22, 2010; Executive Vice President: August 2017	No

Jill Taft, Manager - Board Member; President

Ms. Taft is a manager of the Company and anticipates appointment as a member of the board of directors, founder and President of Logic Product Group LLC. She was the CEO for 6 years, from September 22, 2010 until July 19, 2017, when she was appointed President, which office she holds as of the present date. Ms. Taft was previously an international fashion model for designers such as Georgio Armani, Gianni Versace and Christian Dior. Prior to forming Logic Product Group LLC, Ms. Taft created a line of handbags which were sold across the United States in boutiques and other retail stores. Now a mother of two, Ms. Taft is an entrepreneur who has become interested in safe and effective products for her own family. To that end, Ms. Taft set out to create, through Logic Product Group LLC, a natural lifestyle brand of alternative household, child and pet products that are safe for families, homes and pets. Ms. Taft was appointed as one of the managers of the company pursuant to the Company's operating agreement dated December 1, 2013. The Company amended and restated its operating agreement by action of its members and newly established board of directors. Pursuant to such amending and restatement, Ms. Taft has been elected as a member of the Company's board of directors, and has been appointed as the President of the Company. Ms. Taft and Mr. Roodman, a member of the board of directors and the Executive Vice President of the Company, are married.

Joel Roodman, Manager - Board Member; Executive Vice President

Mr. Roodman is a manager of the Company and anticipated being appointed as an Executive Vice President and member of the board of directors of Logic Product Group LLC. Mr. Roodman has over 20 years of diverse executive experience in traditional and emerging digital consumer product goods, media and communications ventures. Mr. Roodman has experience working with a wide range of entrepreneurial, blue-chip companies and start-ups, such as Comcast, FIFA, the National Hockey League, the National Basketball Association, Viacom, Miramax, Major League Gaming, On2 Technologies, and Apollo Group, in executive management, marketing, development, operations and business development. Mr. Roodman was appointed as one of the managers of the company pursuant to the Company's operating agreement dated December 1, 2013. The Company amended and restated its operating agreement by action of its members and newly established board of directors. Pursuant thereto, Mr. Roodman has been elected to the board of directors of the Company and has been appointed as Executive Vice President of the Company. Mr. Roodman and Ms. Taft, a fellow board member and the President of the Company, are married.

M. Jay Walkingshaw; Manager - Board Member; Executive Vice President - Chief Financial Officer

Mr. Walkingshaw is a member of the Company and an Executive Vice President - Chief Financial Officer of Logic Product Group, Inc. Mr. Walkingshaw has over 30 years of experience in high growth and complex companies in transition. He has served as a senior executive and chief financial officer for major corporations such as Sony, Columbia Tri-Star and HBO, overseeing, among other things, information technology, human resources, strategic planning and financial systems and controls. His experience also includes management, corporate governance and advisory roles in the communications, media and entertainment, medical technology, pharmaceutical, software and internet industries. Mr. Walkingshaw was appointed as one of the managers of the Company pursuant to the Company's operating agreement dated December 1, 2013, but did not participate in the management of the Company during 2015 and 2016. Following the amendment and restatement of the Company's operating agreement prior to closing, Mr. Walkingshaw has been elected as a member of the board of directors of the Company and has been appointed as Executive Vice President - Chief Financial Officer of the Company.

Outside Board Member

The Company's Amended and Restated Operating Agreement provides for the installation of a fourth outside board member. At this time, no person has been identified to hold this position.

Related Party Transactions

The Company operates within the home of Ms. Taft and Mr. Roodman and the Company pays $1,650 of their $5,600 monthly rental rate to their landlord.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, trends in the retail economy, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Risks related to the securities offered

- **The Series Seed Preferred Unit investment agreement contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.** By purchasing Series Seed Preferred Units in this offering, you agree to be bound by the dispute resolution and class action waiver provisions found in Sections 10.11 and 10.12 of the Investment Agreement that you will execute in order to invest in the Units. Those provisions apply to claims regarding this offering. Any debate about the terms of the Series Seed Preferred Units will be governed by New York law in the State of New York. Those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

- **You will have limited rights.** As of the date hereof, the Company has authorized Series Seed Preferred Units and you will have certain limited rights. In addition, as an investor in the Regulation Crowdfunding offering you will be considered a non-major investor under the terms of the Series Seed Preferred Units offered, and therefore you will receive Series Seed Preferred Units with certain limited rights. Series Seed Preferred Units members may receive a different liquidation preference, may not have voting rights, and will receive quarterly business updates by the Company but may be limited in other information and inspection rights.

- **The Company's Amended and Restated Operating Agreement grants existing members certain preemptive rights.** The Company's Amended and Restated Operating Agreement provides that if the Company elects to raise additional capital through the sale of new ownership interest, existing members at the time of the new offering shall be afforded the first opportunity, but not the obligation, to purchase such number of new units of membership interest as shall equal their percentage ownership interest at the time of such new offering multiplied by the aggregate number of new units of membership interest offered in the new offering. Hence, existing members may acquire additional units of membership interest so as to prevent any dilution of his/her/its then current ownership percentage.

- **The Company has no obligation to register or qualify the Series Seed Preferred Units.** The Company has no obligation to register or qualify the Series Seed Preferred Units for resale. Investors acknowledge that if an exemption from registration or qualification is available, it may be conditioned on various requirements including, but not limited to, the time and manner of sale, the holding period for the Series Seed Preferred Units, and on requirements relating to the company which are outside of the purchaser's control, and which the Company is under no obligation and may not be able to satisfy.

- **The Series Seed Preferred Units are subject to "Market Stand-Off" Transfer Restriction.** The Investment Agreement provides, in pertinent part, that to the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other units of preferred Units of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act, subject to various timing restrictions and extension requirements, as further set forth in the Investment Agreement. This restriction impacts the ability of a unit holder to transfer its ownership interest in the Company at a time when such holder may desire to do so.

- **The Series Seed Preferred Units are subject to "Drag-Along" Provisions.** The Holders of Series Seed Preferred Units are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, if a Deemed Liquidation Event is approved by each of (i) the holders of a majority of the units of Common Units then outstanding (other than those issued or issuable upon conversion of the preferred Units), and (ii) the Board of Directors, then each

Unit-holder shall vote (in person, by proxy or by action by written consent, as applicable) all units of capital preferred Units of the Company now or hereafter directly or indirectly owned of record or beneficially by such Unit-holder (collectively, the "Units") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section. The obligation of any party to take the actions required by this Section will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or Unit-holder of the Company holding more than 10% of the voting power of the Company.

- **You can't easily resell the securities.** You can't easily resell the securities. There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

- **You will be bound by an investment management agreement, which limits your voting rights.** As a result of purchasing the Series Seed Preferred Units, all non-Major Investors (including all investors investing under Regulation CF) will be bound by an Investment Management Agreement. This agreement will limit your voting rights and may require you to convert your future preferred units into common units without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of preferred equity, vote to terminate the agreement

Risks related to the Company's business

- **This is a small, relatively new company.** It has a limited operating history, few or no clients, and has only received limited revenues to date. If you are investing in this Company, it's because you think this is a good idea, that the current management team can execute it better than the Company's competition, that they can price it right and sell it to enough people that the Company will succeed. We are dependent upon additional capital resources for the continuation of our planned principal operations and are subject to significant risks and uncertainties, including failing to secure funding to operationalize our planned operations or failing to profitably operate the business.

- **Ability to adapt**. The potential markets for products are characterized by rapidly changing technology, evolving industry standards, frequent enhancements to existing products, the introduction of new services and products, and changing customer demands. The Company's success could depend on our ability to respond to changing product standards and technologies on a timely and cost-effective basis. In addition, any failure by the Company to anticipate or respond adequately to changes in technology and customer preferences could have a material adverse effect on its financial condition, operating results and cash flow.

- **Reliance on third party contract facilities.** We currently rely on third party contract facilities to produce our products. There can be no assurance that our current relationship will continue in the future or that the current or future necessary production capacity will be available to us. Additionally, these production facilities are subject to various governmental regulatory and industry specific compliance regimes. Failure of such facilities to so comply could adversely affect our ability to meet demand or bring new products to market.

- **We have elected to be taxed as a partnership.** We are organized as a limited liability company and have elected to be taxed as a partnership rather than a corporation. This means that the tax liabilities of the company pass through to the members rather than being taxed at the entity level. In the case that Series Seed Preferred Units are determined by a court to be equity of companies whose investors are treated as members you may also incur tax liabilities that are passed through to members. The Company intends to convert its structure to that of a C-Corporation upon gaining profitability, as further discussed below.

- **The Company operates in the natural and organic products marketplace.** Our products are tailored to a growing natural and organic products marketplace. This marketplace is subject to consumer purchasing habits, which may change due to, among other things, existing and new marketplace entrants. Several competitors in this marketplace are large, established organizations and brands, with similar products to ours and with resources far superior to ours As such, they may be able to develop products better than ours and may succeed in convincing clients to purchase them faster. Additionally, the growth potential for this space may create the conditions by which new competitors may enter this marketplace in coming years. Furthermore, our potential market may not be as large, or our industry may not grow as rapidly as anticipated. With a smaller market than expected, we may have fewer customers.

- **We have a small management team.** We depend on the skills and experience of a small management team. If the Company is not able to call upon any of these people for any reason, such as management departures, its operations and development could be harmed.

- **We are controlled by our board of directors and, in certain circumstances, the Founder of the Company.** The Company currently has three members of its board of directors and three officers. Our founder and President, who is also a board member, Jill Taft, currently holds 74.4% of our membership interest, and at the conclusion of this offering, will continue to hold a majority of the outstanding membership interest in the Company and may hold 74.4% of the company's outstanding membership interest. After the offering, Ms. Taft and Mr. Joel Roodman, will constitute ⅔ of the current board members of the company. M. Jay Walkingshaw will serve as the third board member. Decision-making will be managed by the board of directors, with a majority vote among the board members prevailing in the absence of unanimity. In the case of a tie vote, Ms. Taft, as the Founder, will decide the outcome. Members who are not board members or officers shall have no right to participate in the management of the Company. There will be limited oversight, and limited ability for additional parties to act as checks and balance.

- **Intellectual property risks.** The Company's profitability may depend in part on its ability to effectively protect its proprietary rights, including obtaining patent and copyright protection for its methods of producing the product and copyrighted brand names, respectively, maintaining the secrecy of its internal workings and preserving its trade secrets, as well as its ability to operate without inadvertently infringing on the proprietary rights of others. Currently, the Company has not applied for nor does it possess any patents on its various product formulations, though it does claim ownership in its various product formulations. There can be no assurance that (i) any company - related patents or copyrights will be issued from any pending or future patent or copyright applications; (ii) the scope of any patent or copyright protection will be sufficient to provide competitive advantages; (iii) any patents or copyrights the Company obtains will be held valid if subsequently challenged; or (iv) others will not claim rights in or ownership of the Company patents, copyrights and its other proprietary rights. Unauthorized parties may try to copy aspects of products and technologies or obtain and use information it considers proprietary. Policing the unauthorized use of proprietary rights is difficult and time-consuming. The Company cannot guarantee that no harm or threat will be made to its intellectual property. In addition, the laws of certain countries are not expected to protect our intellectual property rights to the same extent as do the laws of the United States. Administrative proceedings or litigation, which could result in substantial costs and uncertainty, may be necessary to enforce its patent or other intellectual property rights or to determine the scope and validity of the proprietary rights of others. There can be no assurance that third parties will not assert patent infringement claims in the future with respect to its products or technologies. Any such claims could ultimately require us to enter into license arrangements or result in litigation, regardless of the merits of such claims. Litigation with respect to any infringement claims or any other patent or intellectual property rights could be expensive and time consuming and could have a material adverse effect on our business, operating results and financial condition, regardless of the outcome of such litigation.

● **We will need more people to join the Company.** We will need additional employees. Upon successful completion of this issuance, we expect to add up to two full-time middle management positions which focus on digital marketing and marketplace management. There are no guarantees that our personal networks and the connections we have developed over the past years will enable us to find the right people to bring onto our team. We may not be able to find individuals who possess the necessary skills. We may not be able to find design personnel from our target markets.

● **Unauthorized access to the Company's records, systems, and technology will expose the Company to litigation, reputational, and financial risk.** The Company uses third party e-commerce platforms and cloud-based systems to store customer information. The Company's records, systems, and technology are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions and delays in the services and operations, and loss, misuse, or theft of data. Additionally, problems faced by third party providers of the Company's e-commerce platforms and cloud-based systems could harm the company. The Company's insurance may not cover some or all of these risks.

● **We anticipate converting from a limited liability company to a C-Corporation**. The Company expects to convert its corporate form from limited liability company to C-Corporation in the future. As such, it is anticipated that the securities of the Company following such conversion would be converted to or replaced with stock from the C-Corporation. It is possible that, as a result of such company and security conversions, the ownership and voting interests, accounting, and tax expectations, rights and responsibilities of the Company and the holders of such securities may be materially modified. At this time, this anticipated corporate conversion has not been approved by the members or the board of directors.

Financial risks

● **The Company's auditor has issued a going concern opinion.** The auditor has issued a "going concern" opinion on the Company's financial statements. The company did not generate profits and sustained net losses during the periods ending December 31, 2016 and 2015. According to the auditor, the Company has limited liquidity as of December 31, 2016 and current liabilities exceed current assets by $175,015 as of December 31, 2016. Additionally, the ability to continue as a going concern for the next 12 months depends on the company's ability to produce revenues from operations to meet its obligations and/or to obtain additional capital financing from its members and/or third parties. The independent accountant observes that these factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The auditor further notes that the financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of Liabilities that might be necessary should the Company be able to continue as a going concern.

● **Actual revenue and operating results may not meet projections or expectations.** It is difficult to accurately forecast the Company revenues and operating results and they could fluctuate in the future due to a number of factors. These factors may include: our ability to further develop products; acceptance of our products; the amount and timing of operating costs and capital expenditures; competition from other market venues that may reduce market share and create pricing pressure; and adverse changes in general economic, industry and regulatory conditions and requirements. The Company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant.

- **The Company may need more money.** The Company might not sell enough Series Seed Preferred Stock in the Regulation Crowdfunding offering or the Regulation D offering to meet its operating needs and fulfill its plans. If that happens, the Company plans to obtain funds, in the form debt and/or equity, from existing members and other investors. If it is not able to do that, it may cease operating and you will get nothing. Even if it sells all the Series Seed Preferred Stock it is offering now, it will probably need to raise more funds in the future, and if it can't get them, it may fail. Even if it does make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

- **We are likely to operate at a loss for at least a year, if not a longer period of time.** We have had limited revenue producing activities, and we anticipate that we will continue to sustain operating losses in the near term. Our ability to become profitable depends, in part, on our success in selling our products through existing and future online and brick and mortar marketplaces and retail outlets and increasing international sales, as well as our ability to form strategic partnerships. There can be no assurance that this will occur. Unanticipated problems and expenses are often encountered in offering new products, which may impact whether we are successful. There can be no assurance that we will ever become profitable. If we sustain losses over an extended period of time, we will have to seek other sources of capital in order to sustain operations or may be unable to continue in business.

- **We have outstanding loans.** We have entered into four business loan agreements. One loan is made with Amazon Capital Services, Inc. and it matures on or about May 2018. A second loan is made with Kabbage and matures in or about September 2017. The third currently outstanding loan is made with Alasdair McLean-Forman and matures on or about February 28, 2018, which loan the Company anticipates modifying or refinancing, as further described herein. Lastly, the Company recently entered into a loan with QuarterSpot which matures in March 2018.

OWNERSHIP AND CAPITAL STRUCTURE; THE OFFERING; RIGHTS OF THE SECURITIES

Ownership

The current owners of 20% or more equity in a class of securities in the Company as of June 30, 2017 are reflected in the below table:

Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering**
Jill Taft	1,000,000 Common Membership Units	74.4%

The Company has authorized two classes of membership interest units in its Amended and Restated Operating Agreement: common membership units and the Series Seed Preferred Units. This offering is of Series Seed Preferred Units, which may convert into future common membership units, may have greater, fewer or different rights than current classes of membership units. Voting, distribution, and liquidation rights of the holders of the common membership units are subject to and qualified by the rights, powers and privileges of the holders of the preferred units, as described in the Company's Amended and Restated Operating Agreement,

During 2015, Mr. Walkingshaw converted a note payable to members' equity without further membership unit issuances as a capital contribution. This conversion provided Mr. Walkingshaw with a right to a 1.5x liquidation preference on the invested amount upon a liquidation event. This preference applies only against the original members of the Company as of the date of such conversion.

On June 30, 2017, the Company issued its Subscriber Series A Convertible Debentures ("Debentures") to a subscriber (the "Subscriber") in the amount of $150,000; they are convertible into Series Seed Preferred Units. The Debentures have a five year term and while the Debentures are outstanding, they bear interest at 12% per annum.   Upon closing of a financing round of the Company that raises at least $10,000,000, the Debentures plus accrued but unpaid interest will automatically convert, without further action, into fully paid Series Seed Preferred Units at a price equal to that of the financing round sponsored by SeedInvest which is expected to close prior to September 30, 2017 rounded to the nearest whole share, or if such round does not close, at a price per share equal to $2.088 per membership interest (the "Conversion Price"). The Subscriber may, at any time prior to redemption or conversion by other means, have the option to convert the Debentures plus accrued but unpaid interest into fully paid membership interests at the Conversion Price. Finally, if there is a liquidation, sale of all or substantially all of the unit of assets of the Company or any other transaction in which control of the Company is transferred, the Debentures plus accrued but unpaid interest shall immediately and automatically convert into Series Seed Preferred Units at the Conversion Price.

The Offering

The securities offered in this offering

The description that follows below in this section is a brief summary of the material terms of this offering and is qualified in its entirety by the terms contained in the Series Seed Preferred Units Investment Agreement, the Investment Management Agreement, Certificate of Formation and the Amended and Restated Operating Agreement of the Company. The rights and preferences relating to the securities offered are described below.

We are offering investors Series Seed Preferred Units at a purchase price of $3.66 per unit (the "Original Issue Price").   Our Target Amount for this offering to investors under Regulation Crowdfunding is $25,000. We will accept up to $850,000 from investors through Regulation Crowdfunding before the deadline of October 16, 2017. Additionally, we have set a minimum Closing Amount of $200,000 for the Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before any closings occur.

As described below, non-Major Investors will have fewer rights than Major Investors, including more limited information rights. Further non-Major Investors will be required to subscribe to an investment management agreement, which will limit their voting rights.

The minimum investment in this offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities sold pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the Securities Act at the same time as this offering under Regulation Crowdfunding. The Company is offering the Series Seed Preferred Units to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $50,000 or greater in the Regulation D offering will be considered "major purchasers," and will be entitled to additional rights relating to their investment, including:

- greater voting, information and inspection rights.
- if there is a next financing, they will receive the more favorable rights, if any, of major purchasers in

the next financing,

- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right,

- participation rights granting them the right of first refusal to purchase their pro rata unit of new common and preferred Units, subject to certain conditions, and

- notice rights to an issuance by the Company of new common or preferred Units.

Classes of securities of the Company

Common Units and Preferred Units

Allocations of Profits and Losses; Distribution Rights

Profits and losses of the Company, after deducting guaranteed payments, if any, shall be allocated among the Company's members in proportion to their percentage ownership interests. Any special allocations necessary to comply with the requirements set forth in Section 704 the Internal Revenue Code of 1986, as amended, and the corresponding regulations, including, without limitation, the qualified income offset and minimum gain chargeback provisions contained therein, shall be made if the Board of Directors deems these actions to be appropriate.

Subject to applicable law, the Company shall make annual distributions to the members of the Company, subject to the Company maintaining adequate working capital. Subject to the preceding sentence, the Board of Directors will determine the amount and timing of all distributions of cash, or other assets, by the Company to its members. Except as otherwise provided in the Company's Amended and Restated Operating Agreement, all distributions will be made to members in proportion of their percentage ownership interests and only to the members who, according to the books and records of the Company, are the holders of record on the actual date of distribution. The Board of Directors may base a determination that a distribution of cash may be made based on a balance sheet, profit and loss statement, cash flow statement or other relevant information of or about the Company. Neither the Company nor the Board of Directors shall incur any liability for making distributions. According to the Company's Amended and Restated Operating Agreement, no member has the right to demand and receive any distribution from the Company in any form other than money. No member may be compelled to accept from the Company a distribution of any asset in kind in lieu of a proportionate distribution of money being made to other members except on the dissolution and winding up of the Company.

Liquidation, Dissolution, and Winding Up Rights

The Company will be dissolved, its assets disposed of and its operations wound up upon entry of a decree of judicial dissolution pursuant to the Delaware Limited Liability Company Act or, on the occurrence of certain dissolution related events specified in the Amended and Restated Operating Agreement. Upon the occurrence of an event specified above, the Company shall continue solely for the purpose of winding up its affairs in an orderly manner, liquidating its assets and satisfying the claims of its creditors. The Board of Directors shall be responsible for overseeing the winding up and liquidation of the Company, shall take full account of the assets and liabilities of the Company, shall cause such assets to be sold or distributed, and shall cause the proceeds therefrom, to the extent sufficient therefor, to be applied and distributed as provided in the Amended and Restated Operating Agreement. The Board of Directors shall give written notice of the commencement of winding up by mail to all known creditors and claimants whose addresses appear on the records of the Company. The Board of Directors shall be entitled to reasonable compensation for such services. Any non-cash payments distributed to members will be valued at their fair market value, as further described in the Company Amended and Restated Operating Agreement, as determined by the Board of Directors or, if any member reasonably objects, by an independent licensed appraiser selected by the members holding a majority of membership units, to determine profit and loss that would have resulted if such assets were sold for such value. That profit and loss will then be allocated as provided in the Amended and Restated Operating Agreement and each member's capital account will be adjusted to reflect such allocations.

Once all known debts and liabilities of the Company are determined in the winding up process, including, without limitation, debts and liabilities to members who are creditors of the Company, and have been paid or adequately provided for, the remaining assets of the Company will be distributed to the members in proportion to their positive Capital Account balances, after taking into account profit and loss allocations for the Company's taxable year during which liquidation occurs.

Except as otherwise specifically provided in the Amended and Restated Operating Agreement, each member shall only be entitled to look solely to the assets of the Company for the return of such member's positive Capital Account balance and shall have no recourse for such member's Capital Contribution or share of profits (on dissolution or otherwise) against any other member.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or "Deemed Liquidation Event" of the Company, before any payment shall be made to the holders of common membership units by reason of their ownership thereof, the holders of Preferred Units then outstanding must be paid out of the funds and assets available for distribution to its Unit-holders, an amount per unit equal to the Original Issue Price for such Preferred Units, plus any distributions declared but unpaid thereon. If upon any such liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the Units-holders of the Company are insufficient to pay the holders of Preferred Units the full amount to which they are entitled under the Amended and Restated Operating Agreement, the holders of Preferred Units will share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the Preferred Units held by them upon such distribution if all amounts payable on or with respect to such units were paid in full.

In the event of any voluntary or involuntary liquidation, dissolution, or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of Preferred Units as provided in Amended and Restated Operating Agreement as described in the immediately preceding paragraph, the remaining funds and assets available for distribution to the Units-holders of the Company will be distributed among the holders of Common Units, pro rata based on the number of Common Units held by each such holder up to an amount equal to that paid pursuant to the immediately preceding paragraph.

After payments made as described in the two immediately succeeding paragraphs, the remaining funds and assets available for distribution to the Unit-holders of the Company will be distributed among the holders of preferred units and common units, pro rata based on the number of units held by each such holder on a common equivalent basis.

The Amended and Restated Operating Agreement of the Company defines "Deemed Liquidation Event" to mean, generally, among other things, (i) a merger or consolidation of the Company or a subsidiary of the Company and the Company issues units of its common membership interest units to such merger or consolidation (subject to various conditions); or (ii) a sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any of its subsidiaries of all or substantially of all of the Company's and its subsidiary's assets, taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company. The funds and assets deemed paid or distributed to the holders of capital membership units of the Company upon any such merger, consolidation, sale, transfer or other disposition described in this section will be the cash or the value of the property, rights or securities paid or distributed to such holders by the

Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

Preferred Unit Protective Provisions

At any time when at least 25% of the initially issued Preferred Units remain outstanding and at any time when the initially issued Preferred Units represent more than 5% of the fully diluted Units outstanding, the Company will not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Company's Restated Certificate of Organization) the written consent or affirmative vote of a majority of the Preferred Unitholders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

      i.   alter the rights, powers or privileges of the Preferred Unit set forth in the Amended and Restated Operating Agreement, as then in effect, in a way that adversely affects the Preferred Unit;

      ii.   increase or decrease the authorized number of units of any class or series of capital unit;

      iii.   authorize or create (by reclassification or otherwise) any new class or series of capital Unit having rights, powers, or privileges set forth in the certificate of incorporation of the Company, as then in effect, that are senior to or on a parity with any series of Preferred Unit;

      iv.   redeem or repurchase any Common Units or Preferred Units (other than pursuant to employee or consultant agreements giving the Company the right to repurchase units upon the termination of services pursuant to the terms of the applicable agreement);

      v.   declare or pay any dividend or otherwise make a distribution to holders of Preferred or Common Units;

      vi.   increase or decrease the number of directors of the Company;

      vii.   liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by this section.

Voting Rights

Holders of common units of the company are entitled to one vote for each such common unit at all meetings of Unit-holders (and written actions in lieu of meetings). Unless otherwise required by law, there is no cumulative voting. The number of authorized Common Units may be increased or decreased (but not below the number of units thereof then outstanding) by the affirmative vote of the holders of capital Units of the Company representing a majority of the votes represented by all outstanding capital Units of the Company entitled to vote.

On any matter presented to the Unit-holders of the Company for their action or consideration at any meeting of Unit-holders of the Company (or by written consent of Unit-holders in lieu of meeting), each holder of outstanding Preferred Units may cast the number of votes equal to the number of whole Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining Unit-holders entitled to vote on such matter. Fractional votes are not permitted and any fractional voting rights available on an as-converted basis (after aggregating all units into which Preferred Units held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Company's Amended and Restated Operating Agreement, holders of Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision of the Company's Amended and Restated Operating Agreement, to notice of any Unitholder meeting in accordance with the Company's Amended and Restated Operating Agreement.

The holders of record of the Company's capital Units are entitled to elect directors as described in the Amended and Restated Operating Agreement. Any director elected as provided in the preceding sentence may be removed without cause by the affirmative vote of two-thirds (2/3) of the holders of the units of the class, classes, or series of capital Units entitled to elect the director or directors, given either at a special meeting of the Unitholders duly called for that purpose or pursuant to a written consent of Unitholders. At any meeting held for the purpose of electing a director, the presence in person, by telephonic participation or by proxy of the holders of a majority of the outstanding units of the class, classes, or series entitled to elect the director constitutes a quorum for the purpose of electing the director.

The Amended and Restated Operating Agreement also prohibits the Board of Directors from taking certain actions without the vote of at least 60% of the members. The prohibited actions include: (i) Company's issuance or distribution of (a) any unit of ownership interest to any member; (b) any unit of ownership interest to any other person, whether or not as part of the process to admit such person as a new subsequent member to the Company; and (c) an other security or instrument convertible into ownership interest; (ii) the creation of a new class or series of ownership interest in the Company; or (iii) the entering into of any agreement to any of the actions listed in (i) or (ii) above; (iv) admission of subsequent members; (v) incurrence of guarantee of any indebtedness for or on behalf of any member; and (vi) dissolution, liquidation or winding up of the Company.

Transfer Rights and Preferences

In the event the Company seeks to raise additional capital (a "New Offering") through the sale of new units of ownership interest, existing members at that time shall be offered the first opportunity to purchase such number of new units as shall equal their percentage ownership interest at the time of the New Offering multiplied by the aggregate number of new units offered in the New Offering. Nothing in this section obligates any existing member to participate in any New Offering.

Rights, privileges and preferences of holders of common Units of the Company are subject to and may be adversely affected by, the rights of the holders of any series of preferred Units, including but not limited to holders of the Series Seed Preferred Units in this offering, and any additional classes of preferred Units that we may designate in the future.

The Amended and Restated Operating Agreement provides that, except as otherwise set forth therein, no members are permitted to sell, transfer, donate, give, mortgage, pledge, hypothecate or otherwise encumber or dispose of (collectively, "Transfer") any units now or hereafter owned by such member. Any such Transfer shall be null and void, of no force and effect and may be enjoined. Notwithstanding the foregoing, the following transfers are permitted: (i) transfers by a member who is a natural person to such member's spouse or children/step-children or to a trust the sole beneficiaries of which are his or her spouse and/or children/step-children, provided that all voting rights with respect to such units remain with the member; and (ii) transfers made in connection with a right of first refusal if a member wishes to transfer all of the offered units to a bona fide, arm's length offer from any ready, willing and able purchaser, death or incompetency of a member, or subsequent member transfers.

Subject to provisions of the Amended and Restated Operating Agreement, each member has a nonassignable first option right to purchase such member's pro rata unit of the offered units referred to in the first refusal offer at a purchase price equal to the purchaser price specified in the first refusal offer and on the same other terms and conditions set forth in the first refusal offer. A member that elects to purchase his/her pro rata unit may also indicate a willingness to acquire a number of units in excess of the pro rata unit. Furthermore, subject to provisions of the Amended and Restated Operating Agreement, if one or more members either fails to exercise their right of first refusal option or exercise such option as to some, but not all, of the offered units as provided in the Amended and Restated Operating Agreement, then the Company has a nonassignable option to purchase all or any of the remaining offered units at a purchase price equal to the purchase price specified in the first refusal offer on the same terms and conditions. If the offering member is then a member of the board of directors, he/she shall not participate in the determination by the Company to purchase the offered units and the decision shall be made by the majority vote of the other members. If the members and/or the Company elect to purchase all of the offered units, then they must so purchase the offered units, however if they elect to purchase less than all of the offered units, then the offering member is not required to see any of the offered units to the members or the Company. If the option to purchase the offered units is not exercised within the time set in the Amended and Restated Operating Agreement to so exercise such option, then the offering member may transfer all the offered units to the third-party offeree, subject to the terms and conditions of the Amended and Restated Operating Agreement.

Upon the death or adjudicated incompetency of a member other than Ms. Taft, the Company has the right, but not the obligation, to repurchase the member's units of ownership interest from the member's estate, beneficiary or legal guardian as the case may be. Unless otherwise agreed unanimously by the voting members, prior to the completion of such purchase, the deceased or incompetent member's personal representative shall have no right to become a member or to participate in the management of the business and affairs of the Company as a member or director, and shall only have the rights of an assignee and be entitled only to receive the share of profits and the return of capital to which the deceased or incompetent member would otherwise have been entitled. Upon the death or adjudicated incompetency of Ms. Taft, such member's estate, beneficiary or legal guardian, as the case may be, shall be entitled to own and hold such member's units of ownership interest and to become a member under the Amended and Restated Operating Agreement.

No transferee shall become a subsequent member of the Company, unless and until: (i) the transferee executed an agreement satisfactory to the Company, by which the transferee agrees to be a party to and bound by the terms and conditions of the Amended and Restated Operating Agreement; (ii) any transfer, conveyance or other taxes resulting from such transfer, and any costs or expenses incurred by the Company in connection with such transfer shall be borne, jointly and severally, by the transferor and/or the transferee and each transferor and transferee jointly and severally agree to indemnify and hold harmless each other party to the Amended and Restated Operating Agreement from such taxes and jointly and severally indemnify and hold harmless the Company from such other expenses, and agree to promptly reimburse the Company or such other party, as the case may be, for any such taxes, costs or expenses; (iii) transferor and transferee shall have delivered to the Company such other agreements, instruments and other documents (including opinions of counsel reasonably satisfactory to the Company) as the Company shall reasonably request in order to demonstrate compliance of any such transfer with the provisions of the Amended and Restated Operating Agreement and applicable law.

Preferred Units Conversion Rights

The following describes various terms and conditions related to the conversion of preferred Units of the Company, including but not limited to the Series Seed Preferred Units offered hereby, into common Units of the Company.

Conversion. Units of Preferred Units of the Company, including the Series Seed Preferred Units are convertible, at the option of the holder thereof, at any time without payment of additional consideration, into such number of fully paid and non-assessable Common Units of the Company determined by dividing the Original Issue Price for the series of the Preferred Units by a conversion price for that series of Preferred Units in effect at the time of conversion. "Conversion Price" is defined in the Amended and Restated Operating Agreement to mean the Original Issue Price for such series of Preferred Units, which initial Conversion Price, and the rate at which units of Preferred Units may be converted into Common Units, is subject to adjustment as provided in the Amended and Restated Operating Agreement.

Termination of Conversion Right. Subject to provisions in the Amended and Restated Operating Agreement related to Contingency Events, in the event of a liquidation, dissolution, or winding up of the company or a Deemed Liquidation Event, the Conversion Rights will terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Units.

Fractional Units. No fractional Common Units will be issued upon conversion of the Preferred Units. In lieu thereof, the Company will pay cash equal to such fraction multiplied by the fair market value of common Units as determined in good faith by the Board of Directors.

Conversion Mechanics. In order to voluntarily convert Preferred Units into Common Units, the holder of the Preferred Units will need to surrender the certificates for the preferred Units along with a notice electing to convert all or a number of the preferred Units represented by such certificates. The close of business on the date that such certificates and notice are received by the Company is the conversion time and the common Units issuable upon conversion of such units represented by such certificates will be deemed outstanding of record as of such time. To effect such conversion and at all times that any preferred Units are outstanding, the Company must reserve and keep available out of its authorized, but unissued capital Units, the number of duly authorized common Units as may from time to time be sufficient to effect the conversion of all outstanding preferred Units. If a sufficient number of authorized but unissued common Units are unavailable, then the Company shall employ its best efforts to cause the increase of such authorized but unissued common Units to such number of units as would be sufficient to satisfy any such conversion. After surrender for conversion, the surrendered preferred Units will no longer be deemed to be outstanding and all rights thereunder will cease at the time of conversion, except for the holder's right to receive common Units in exchange therefor, to receive payment in lieu of any fractional units and to receive payment of any distributions to which the holders are entitled. No further adjustment to the conversion price will be made with respect to the converted units for any declared but unpaid distributions on such series of preferred Units or on the common Units delivered upon conversion.

Adjustment of Stock Splits and Combinations. If, at any time after date of issuance of the first unit of a series of preferred Units is issued by the Company (the "Original Issue Date"), the Company effects a subdivision of the outstanding common Units, the Conversion Price for each series of preferred units in effect immediately before that subdivision shall be proportionately decreased so that the number of common units issuable on conversion of each unit of that series will be increased in proportion to the increase in the aggregate number of common units outstanding. If the Company at any time or from time to time after the Original Issue Date for a series of preferred units combines the outstanding common units, the Conversion Price for each series of preferred units in effect immediately before the combination will be proportionately increased so that the number of common units issuable on conversion of each unit of such series shall be decreased in proportion to such decrease in the aggregate number of common units outstanding.

Adjustment for Certain Distributions. The Amended and Restated Operating Agreement also provides for adjustments for certain distributions for holders of common units and securities of the Company, and adjustments other than a distribution of common units in respect of outstanding common units, based upon calculations set forth in such Amended and Restated Operating Agreement.

Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Units the Common Units issuable upon the conversion of such series of Preferred Units is changed into the same or a different number of units of any class or classes of Units of the Company, whether by recapitalization, reclassification, or otherwise (with certain exceptions) then in any such event each holder of such series of Preferred Units may thereafter convert such Units into the kind and amount of Units and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of Common Units into which such Preferred Units could have been converted immediately prior to such recapitalization, reclassification or change.

Adjustment for Merger or Consolidation. Subject to provisions of the Amended and Restated Operating Agreement, if any consolidation or merger occurs involving the Company in which the Common Units (but not a series of Preferred Units) is converted into or exchanged for securities, cash, or other property (other than certain specified transactions), then, following any such consolidation or merger, the Company shall provide that each unit of such series of Preferred Units will thereafter be convertible, in lieu of the Common Units into which it was convertible prior to the event, into the kind and amount of securities, cash, or other property which a holder of the number of Common Units of the Company issuable upon conversion of one unit of such series of Preferred Units immediately prior to the consolidation or merger would have been entitled to receive pursuant to the transaction; and, in such case, the Company shall make appropriate adjustment (as determined in good faith by the Board) in the application of certain provisions of the Amended and Restated Operating Agreement with respect to the rights and interests thereafter of the holders of such series of Preferred Units, to the end that the provisions set forth therein shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Units.

Mandatory Conversion. Upon either (a) the closing of the sale of common units to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of at least a majority of the outstanding preferred units of the Company, including but not limited to the Series Seed Preferred Units (voting as a single class on an as-converted basis), at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent, the "Mandatory Conversion Time"), (i) all outstanding preferred units will automatically convert into common units, at the applicable ratio described in the Amended and Restated Operating Agreement as the same may be adjusted from time to time in accordance with provisions thereof and (ii) such units may not be reissued by the Company.

Series Seed Preferred Units Investment Agreement

Investment Agreement, Generally. Purchasers of Series Seed Preferred Units will enter into a Series Seed Preferred Units Investment Agreement (the "Investment Agreement") with the company. This Investment Agreement sets forth various terms, conditions, rights and obligations of the purchaser and the Company, as it relates to the purchase and sale of the Series Seed Preferred Units. In the Investment Agreement, the Company represents that all corporate action has been taken or will be taken by the members and board of directors, prior to the closing on the purchase of the Series Seed Preferred Units, that is necessary for the authorization, execution and delivery of the Investment Agreement by the Company and performance of its obligations thereunder. The Company also represents that the Series Seed Preferred Units will be duly authorized, validly issued, fully paid and nonassessable and free of restrictions on transfer *other than* restrictions on transfer under the Investment Agreement, applicable state and federal securities laws and liens or encumbrances created by or imposed by the purchaser.

Restricted Securities and Restrictions on Transfer. The Series Seed Preferred Units are not and will not be registered under the Securities Act by reason of a specific exception from the registration requirements of the Securities Act.

The Series Seed Preferred Units are issued under Regulation Crowdfunding and have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act), after which they become freely transferable. While Series Seed Preferred Units issued through Regulation D are "restricted securities," the purchaser thereof must hold the Series Seed Preferred Units indefinitely unless such units are registered with the Securities and Exchange Commission and qualified by state authorities, or an exemption from such registration and qualification requirements is available. During the one year transfer restriction, the Series Seed Preferred Units, may, however, be transferred to an "accredited investor" as described in Rule 501 of Regulation D under the Securities Act, as part of an offering registered under the Securities Act with the SEC or to a member of the purchaser's family or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Each person owning Common Units of the Company issued or issuable pursuant to the conversion of the Preferred Units and any units of Common Units of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "Securities") or any assignee of record of Securities (each such person, a "Holder") shall not make any disposition of all or any portion of any Securities unless: (a) there is then in effect a registration statement under the Securities Act, covering such proposed disposition and such disposition is made in accordance with such registration statement; or (b) such Holder has notified the Company of the proposed disposition and has furnished the Company with a statement of the circumstances surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel, reasonably satisfactory to the Company, that such disposition will not require registration of such securities under the Securities Act. The Investment Agreement does provide certain exceptions to the registration statement and opinion of counsel requirements, in the event of certain specified transfers.

The Investment Agreement also contains a "Market Stand-Off" agreement which provides, in pertinent part, that to the extent requested by the Company or an underwriter of securities of the Company, each Holder shall not sell or otherwise transfer or dispose of any Securities or other units of preferred Units of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to 180 days following the effective date of any registration statement of the Company filed under the Securities Act, subject to various timing restrictions and extension requirements, as further set forth in the Investment Agreement.

Holders of Series Seed Preferred Units are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, if a Deemed Liquidation Event (as defined in the Investment Agreement) is approved by each of (i) the holders of a majority of the units of Common Units then outstanding (other than those issued or issuable upon conversion of the preferred Units), and (ii) the Board of Directors, then each Unit-holder shall vote (in person, by proxy or by action by written consent, as applicable) all units of capital preferred Units of the Company now or hereafter directly or indirectly owned of record or beneficially by such Unit-holder (collectively, the "Units") in favor of, and adopt, such Deemed Liquidation Event and to execute and deliver all related documentation and take such other action in support of the Deemed Liquidation Event as may reasonably be requested by the Company to carry out the terms and provision of this Section. The obligation of any party to take the actions required by this Section will not apply to a Deemed Liquidation Event if the other party involved in such Deemed Liquidation Event is an affiliate or Unit-holder of the Company holding more than 10% of the voting power of the Company.

Participation Right. Each purchaser of an amount equal to $50,000 or more ("Major Purchaser") has the right of first refusal to purchase the Major Purchaser's Pro Rata Units of any New Securities (as defined in the Investment Agreement) that the Company may from time to time issue after the date of this Agreement, provided, however, the Major Purchaser will have no right to purchase any such New Securities if the Major Purchaser cannot demonstrate to the Company's reasonable satisfaction that such Major Purchaser is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. A Major Purchaser's "Pro Rata Unit" means the ratio of (a) the number of units of the Company's Common Units issued or issuable upon conversion of the preferred Units owned by such Major Purchaser, to (b) the number of units of the Company's Membership Interests equal to the sum of (A) all units of the Company's capital preferred Units (on an as-converted basis) issued and outstanding, assuming exercise or conversion of all options, warrants and other convertible securities and (B) all units of the

Company's capital preferred Units reserved and available for future grant under any equity incentive or similar plan. If the Major Purchasers fail to exercise in full the right of first refusal within the 10 day period, then the Company will have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Purchasers' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Purchasers. If the Company has not issued and sold the New Securities within the 120 day period, then the Company shall not thereafter issue or sell any New Securities without again first offering those New Securities to the Major Purchasers pursuant to this Section.

Assignment of Company's Preemptive Rights. If the Company elects not to exercise its right of first refusal with respect to any subject proposed transfer of the Company's outstanding securities, the Company shall assign such right of first refusal to the Major Purchasers. In the event of such assignment, each Major Purchaser shall have a right to purchase that portion of the securities proposed to be transferred by such person equal to the ratio of (a) the number of units of the Company's Common Units issued or issuable upon conversion of the Units owned by such Major Purchaser, to (b) the number of all of the Company's Common Units issued or issuable upon conversion ("Fully Diluted Units").

Dispute Resolution and No Class Action Claims. The purchaser of Series Seed Preferred Units and the company agree to submit to the personal jurisdiction of the state of New York (the "Dispute Resolution Jurisdiction") for any suit, action or other proceeding arising out of the Investment Agreement, will not commence suits, actions or proceedings arising out of the Investment Agreement except in the Dispute Resolution Jurisdiction and waives defenses claiming it or its property is not subject to the Dispute Resolution Jurisdiction or is brought in an inconvenient forum, that the venue is improper or that the Investment Agreement may not be enforced in or by the Dispute Resolution Jurisdiction. Additionally, the Investment Agreement states that no arbitration will proceed on a class, representative or collective basis. An award in arbitration will determine the rights and obligations of the named parties only, and only with respect to the claims in the arbitration.

Offering Perks

To encourage participation in this offering and the concurrent offering pursuant to Regulation D, the company is providing specific perks for investors. The Company is of the opinion that these perks do not alter the sales price or cost basis of the Series Seed Preferred Units in this offering. Rather, the perks are promotional discounts on future purchases of the core service of the company. The perks for the Combined Offerings are as follows:

- Invest $500+: Two free products of your choice from our website and 10% personal discount off our lowest price on any product at logicproducts.com for 12 months

- Invest $10,000+: One complimentary curated box of Logic Products and a 25% personal discount off our lowest price on any product at logicproducts.com for 12 months

- Invest $25,000+: Two complimentary curated boxes of Logic Products and a 30% personal discount off our lowest price on any product at logicproducts.com for 12 months

- Invest $50,000+: (1) Private dinner and evening 'On The Town' in Manhattan hosted by the founders of the company at one of the top restaurants, (2) two tickets to a must-see Broadway show, and (3) two complimentary curated boxes of Logic Products, and (4) 12 month personal discount of 35% off our lowest price on any product at logicproducts.com

- Invest $100,000+: (1) Two airline tickets from within the continental United States to New York City, (2) five star hotel accommodations for two nights in Manhattan, (3) private dinner and evening 'On

The Town' in Manhattan hosted by the founders of the Company at one of the top restaurants, (4) two tickets to a must-see Broadway show, and (5) two complimentary curated boxes of Logic Products and, (6) 12 month personal discount of 35% off our lowest price on any product at logicproducts.com

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

What it means to be a minority holder

As an investor in Series Seed Preferred Units of the Company, your rights will be more limited than the rights of the holders of common membership units who control the Company in regards to the actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common membership units of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a Company could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company. This increase in number of units outstanding could result from a membership unit offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. preferred Units, convertible bonds, or warrants) into membership units.

If the Company decides to issue more units or membership units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the Company offers distributions, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for units that represent 2% of a company valued at $1 million.

- In December 2014 the company is doing very well and sells $5 million in units to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a units price ceiling. Either way, the holders of the convertible notes get more units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more units for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it's important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part.

Financial Condition

The Company is in the early stages of development and began to generate revenues in 2011. During the years ending December 31, 2016 and 2015, the Company sustained net losses of $214,819 and $145,392, respectively, and its reviewed financial statements include a "going concern" note.

Results of Operations

Net revenues for 2016 and 2015 were $720,076 and $611,961, respectively. Costs of net revenues for 2016 and 2015 were $511,871 and $394,508, respectively, and, subtracted from net revenues, resulted in gross profit of $208,205 and $217,453, respectively. The Company reports that the reason for the increase in costs of revenues with decrease in gross margins arises from a temporary change in sales of product with varying profit margins.

Our total operating expenses for 2016 was $394,882, an increase of approximately 11% over total operating expenses of $355,501 in 2015. These increased costs were driven by a 30.54% increase in general and administrative operating expenses from 2015 to 2016, while sales and marketing operating expenses decreased of approximately 17%. In 2016 we recorded interest expense of $28,142, while we had interest expense of $7,344 in 2015.

As a result of the foregoing, we recorded a net loss of $214,819 in 2016, compared to a net loss of $145,392 in 2015.

Liquidity and Capital Resources.

As of June 30, 2017, we have four short-term loan agreements in place with a total outstanding amount of $237,392 of which approximately $55,000 is due after June 30, 2018. The unpaid principal balance under these loans as of December 31, 2016 was $171,581. Please see below for further details.

At December 31, 2016 and June 30, 2017, we had cash and cash equivalents of $8,347 and $177,981, respectively.

Indebtedness

We borrowed $100,000 at an interest rate of 12.00% from Alasdair McLean-Forman ("AML"), a lender in Boston, Massachusetts, as evidenced by a promissory note from the company to AML dated January 25, 2016 (the "AML Note"). The AML Note is payable in 52 bi-weekly installments of $2,167.48 and matures on February 28, 2018. The AML Note is subject to the law of the state of New York. The proceeds of the AML

Note were used for working capital and inventory costs. We have classified this AML Note as a current liability, due to our defaulting on its payment terms. We anticipate modifying or refinancing the AML Note to extend the maturity date of this loan to September 15, 2020 at a rate of 12.00%.

We borrowed $97,000 ("ACS Loan") at an interest rate of 16.00% from Amazon Capital Services, Inc. ("ACS"), as evidenced by a loan agreement by and between the Company and ACS dated May 10, 2017 (the "ACS Agreement"). The loan under the ACS Agreement is payable in 12 monthly installments of $8,800.93 and matures on or about May 10, 2018. As of July 10, 2017, the outstanding balance of the ACS Loan was $81,893. The ACS Agreement is subject to the law of the state of Washington. The proceeds of the ACS Loan were used for working capital and inventory costs.

We borrowed $31,100 ("Kabbage Loan") at an interest rate ranging from 12% to 33% from Celtic Bank ("CB"), as evidenced by a Kabbage Business Loan Agreement by and between the Company and CB dated on or about September 12, 2016 (the "CB Agreement"). The loan under the CB Agreement is payable in 12 monthly installments ranging from $602 to $5,418 per month. The CB Agreement indicates that certain costs are imposed for each month or partial month that any portion of Kabbage Loan proceeds is outstanding and, if not paid until after the 11th month anniversary date, the total cost to the Company would be $5,418.00. The CB Agreement is subject to the law of the state of Utah. The proceeds of the Kabbage Loan were used for working capital and inventory costs.

We borrowed $71,000 ("QuarterSpot Loan") at an interest rate of 45.34% from QuarterSpot, Inc. (QS"), as evidenced by a non-negotiable promissory note ("QS Note") made by the Company in favor of QS with an issue date of April 3, 2017 and a Business Loan Agreement dated March 31, 2017 by and between the Company and QS (the "QS Loan Agreement").   The QS Note is payable in accordance with its payment schedule, with a fixed payment of $356.23. The QS Loan matures 360 days from its date. The QS Loan Agreement is subject to Virginia law. The proceeds of the QS Loan were used for working capital and inventory costs.

Recent Offerings of Securities

On June 30, 2017, we closed on an offering of a 5-year debenture that is convertible into Series Seed Preferred Units in the aggregate principal amount of $150,000, and accruing interest at a rate of 12% per annum, to a subscriber, as described in greater detail hereinabove. As of the date hereof, the debenture has not been converted into Series Seed Preferred Units. This offering of debentures was made in reliance on Section 4(a)(2) of the Securities Act.

Valuation

We have not undertaken a third-party formal valuation of the company. The Company's internally determined valuation is $5,000,000.

USE OF PROCEEDS

If we raise the minimum Closing Amount of $200,000, the net proceeds of this offering to the Company will be approximately $180,000. We plan to use these proceeds as follows:

- Approximately 50% or $90,000 will be used for investment in inventory.

- Approximately 50% or $90,000 will be used for investment in targeted marketing.

If we raise the Maximum Amount, the net proceeds of this offering to the issuer, after the expenses of the offering (payment to the SeedInvest and legal, accounting and related expenses), which will be approximately $800,000. We plan to use these proceeds as follows:

- Approximately 30% or $240,000 will be used for investment in inventory.

- Approximately 30% or $240,000 will be used for targeted marketing, advertising, promotion and public relations.

- Approximately 30% or $240,000 will be used for operations, additional staff costs, distribution, sales and technology management.

- Approximately 10% or $80,000 will be used for sales channel investments and brand extension development.

We do not plan to use the proceeds to pay off debt. We will continue to pay off our current outstanding loans of $235,000 over the normal course of our business.

We do not plan to use the proceeds to acquire real estate.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of our officers or board members is disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at www.logicproducts.com/invest which will be posted within 120 days after the end of each fiscal year

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Updates

Updates on the status of this offering may be found at: https://www.seedinvest.com/logic.products/series.a.

SEEDINVEST INVESTMENT PROCESS

Making an investment in the company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the company. Once the company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the company in exchange for your Series Seed Preferred Membership Units. At that point, you will be an investor in the company.

SeedInvest Regulation Crowdfunding rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The company is making concurrent offerings under both Regulation Crowdfunding and Regulation D

and unless the company raises at least the target amount under the Regulation Crowdfunding offering and the closing amount under both offerings, it will not close this offering;

- If an issuer reaches a target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach the target offering amount prior to the deadline identified in its offering materials, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the company with the expectation that they will receive equity in the company in the future at a discounted price per share when the company raises its next round of financing.

To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, the company has set a minimum investment amount.

How can I (or the company) cancel my investment?

For offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the company's name, the amount, the investment number, and the date you made your investment.

After my investment

What is my ongoing relationship with the company?

You are an investor in the company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the company and their investments. This annual report includes information similar to the company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 Unit-holders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party repurchases or purchases all the securities sold in reliance on Section 4(a)(6) of the Securities Act
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the company about its business.

Can I get rid of my securities after buying them?

Securities purchased through a Regulation Crowdfunding offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these securities and the company does not have any plans to list these securities on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists its securities on an exchange, is acquired, or goes bankrupt.